United States securities and exchange commission logo





                 June 21, 2023

       Kai-Shing Tao
       Chairman and Chief Executive Officer
       Remark Holdings, Inc.
       800 S. Commerce St.
       Las Vegas, NV 89106

                                                        Re: Remark Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 16, 2023
                                                            File No. 333-272747

       Dear Kai-Shing Tao:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Matthew
       Crispino, Staff Attorney, at (202) 551-3456 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Leslie Marlow